Reply Attention of Direct Tel. EMail Address Our File No.	Conrad Y. Nest 604.891.7754 cyn@cwilson.com 32056-0002 / CW2756624.1
July 27, 2009 VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Ronald E. Alper, Esq.
Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Maverick Minerals Corporation (the “Company”)
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed July 17, 2009 (the “Proxy Statement”)
File No. 000-25515

                                                    We write in response to your letter of July 27, 2009 (the “Comment Letter”) with respect to the Proxy Statement. The following responses are numbered in a manner that corresponds with your comments as set out in the Comment Letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed July 17, 2009

Changes in Control, page 7

1.	We note your response to comment two of our letter dated June 30, 2009. Please confirm that the amount currently outstanding under the credit facility with Donna Rose is $1,000,000.

The Company confirms that as of the date of this letter they continue to have $1,000,000 available under the credit facility with Donna Rose.

Proposal 5, page 17

2.	Please explain the consequences to stockholders generally, if any, of opting out of the acquisition of controlling interest provisions of the Nevada Statutes.

The acquisition of controlling interest provisions of the Nevada Revised Statutes provide generally that any person or entity that acquires certain percentage of the outstanding voting shares of a Nevada corporation may be denied voting rights with respect to the acquired shares, unless the holders of a majority of the voting power of the corporation, excluding shares as to which any of such acquiring person or entity, an officer or a director of the corporation, and an employee of the corporation exercises voting rights, elect to restore such voting rights in whole or in part. These provisions apply whenever a person or entity acquires shares that, but for the operation of these provisions, would bring voting power of such person or entity in the election of directors within any of the following three ranges:

(i)	20% or more but less than 33 1/3%;

(ii)	33 1/3% or more but less than or equal to 50%; or

(iii)	more than 50%.

Therefore, if the Company is subject to these provisions and opts out of them, the stockholders of the Company will not get an opportunity to vote on whether to restore or provide the controlling stockholder with voting rights with respect to the acquired shares. Note that even if the Company did not opt out of these provisions, the controlling interest provisions would only apply if the corporation has least 200 stockholders of record of which 100 must be Nevada residents, and conducts its business directly or indirectly in Nevada. These provisions don’t currently apply to the Company and may never apply to the Company.

We look forward to any further comments you may have in regard to the Proxy Statement or with respect to the above responses. Should you have any questions, please do not hesitate to contact the writer directly.

Yours truly,

CLARK WILSON LLP

/s/ Conrad Y. Nest

Conrad Y. Nest

CYN/tsl

cc:     Maverick Minerals Corporation
          Attention: Robert J. Kinloch

MAVERICK MINERALS CORPORATION
2501 Lansdowne Avenue
Saskatoon, SK S7J 1H3
Tel: 306.343.5799

July 27, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549  USA

Attention:	Ronald E. Alper, Esq.
Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Maverick Minerals Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A filed on June
5, 2009 Amendment No. 1 to Preliminary Proxy Statement
on Schedule 14A Filed July 17, 2009
File No. 000-25515

In response to your correspondence of June 30, 2009 and July 27, 2009, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MAVERICK MINERALS CORPORATION

/s/ Robert Kinloch

Robert Kinloch
President